SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 23, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated April 23, 2012 regarding “Ericsson’s JV ST-Ericsson announces new strategic direction”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: April 23, 2012

PRESS RELEASE April 23, 2012

Ericsson’s JV ST-Ericsson announces new strategic direction

•	Focused R&D effort and partnership with STMicroelectronics in the development of future application processors

•	Restructuring program to lower break even point and accelerate time-to-market

•	Ericsson committed to the 50/50 joint venture and its new strategic direction

ST-Ericsson – the 50/50 joint venture owned by Ericsson (NASDAQ:ERIC) and STMicroelectronics (NYSE:STM) – announced today the guidelines of its new strategic direction. Within the company’s new strategic direction it has signed an agreement to transfer its stand-alone application processor R&D activities to STMicroelectronics, and to take additional measures to accelerate time-to-market and lower the breakeven point.

“ST-Ericsson’s strategic shift is a key step in ensuring that the company can reach sustainable profitability and cash generation. With the focus on ModAps for smartphones and tablets it will allow device manufacturers to rapidly bring best-of-breed devices to the market,” said Hans Vestberg, president and CEO of Ericsson and Chairman of ST-Ericsson Board of Directors.

The new strategic direction announced by ST-Ericsson today builds on four main pillars:

1.	Strategic Focus

The Company re-affirms its vision to be a leader in smartphone and tablet platforms and unveiled a new strategy based on repositioning the whole business model. The new strategic direction leverages on ST-Ericsson’s unique capability to deliver complete system solutions for smartphones and tablets; competitive integrated modem plus application processor solutions (ModAp) will be the key differentiating offering through a combined approach of development and alliances.

The key building blocks of the complete system solution – application processors, modems, connectivity as well as power, RF, analog and mixed signal – will be developed either directly or through partnerships and alliances to limit and optimize the R&D effort, while enabling highly compelling solutions for its customers to bring innovative devices to the market in a timely manner. The Company will continue to develop modem IP, a key competitive enabler, sell thin modems and possibly license modem IP to third parties.

2.	Partnership already signed: application processor

As a first step of this new strategy, ST-Ericsson has announced that it will partner with STMicroelectronics in the development of future application processors. The combination of the ST-Ericsson and STMicroelectronics teams will create a world-class organization, having the appropriate size, skills and strength to win in the growing multi-segment application processor market.

PRESS RELEASE April 23, 2012

Under the terms of the agreement, ST-Ericsson, at closing date1, will transfer its application processor R&D activity and employees to STMicroelectronics and will then integrate the application processor in ModAp platforms for smartphones and tablets under a license agreement from ST. In addition to this, the two companies have entered into a commercial agreement to jointly promote and offer stand-alone processors and thin modems, respectively, to a broader range of customers and applications.

The entire ST-Ericsson application processor R&D team will continue, under a transitional cost sharing model, the development of the current product generation, ensuring full continuity of ST-Ericsson’s product roadmap and full service to customers.

3.	Accelerate time-to-market

In addition to this strategy change, the company will focus on improving R&D execution and accelerating time-to-market, while reducing the overall operating expenses. The activities will be consolidated into a significantly smaller number of sites, which will be specialized by technology as “centers of excellence.” The larger ones will also integrate a wider portion of the smartphone platform value chain, with a view to optimizing time-to-market and delivery efficiency. This comprehensive site transformation is aimed at enhancing the effectiveness of operations and will significantly reduce the number of sites. Additionally the Company aims at reducing its SG&A expenses by about 25 percent versus 2011 by streamlining the general and administrative activities and substantially reducing positions within the top paid members of the management.

4.	Lower the breakeven point

As a result of all the above initiatives, the Company – subject to negotiations with work councils and employee representatives as required – foresees a global workforce reduction of 1,700 employees worldwide, including the employees that would be transferred to ST as part of the partnership announced today.

Annual savings of about $320 million are expected from the new and from the on-going restructuring plans, upon completion by the end of 2013. Total restructuring costs are estimated to be approximately $130 to 150 million through completion. Specific impact on country or site level related to the plan will depend on local negotiations based on applicable legislation.

Conference call

An analyst conference call, hosted by Didier Lamouche, president and CEO of ST-Ericsson, will be held on April 23, 2012 at 18:00pm Central European Time (CET). Call-in numbers as well as supporting slides, will be available at www.stericsson.com/investors/investors.jsp.

About ST-Ericsson’s products

An application processor is a complex system-on-a-chip (SoC) for smartphones and tablets that supports applications and software running on mobile devices. In a similar way that a traditional general purpose microprocessor in a computer performs all processing and control

[1]	completion of labor law related procedures and merger control approvals, if applicable, are the sole conditions precedent to closing of the agreement

PRESS RELEASE April 23, 2012

functions, an application processor powers complex mobile devices efficiently processing functions such as user interface, graphics processing, phone calls, audio and video recording and playback and web browsing.

ST-Ericsson is a 50/50 joint venture between STMicroelectronics and Ericsson, established in February, 2009. ST-Ericsson’s result is accounted for in accordance with the equity method.

About ST-Ericsson

ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and generated sales of $1.7 billion in 2011. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) in February 2009, with headquarters in Geneva, Switzerland.

www.stericsson.com

www.twitter.com/STEricssonForum

NOTES TO EDITORS

Our multimedia content is available at the broadcast room: www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of communications technology and services. We are enabling the Networked Society with efficient real-time solutions that allow us all to study, work and live our lives more freely, in sustainable societies around the world.

Our offering comprises services, software and infrastructure within Information and Communications Technology for telecom operators and other industries. Today more than 40 percent of the world’s mobile traffic goes through Ericsson networks and we support customers’ networks servicing more than 2 billion subscribers.

We operate in 180 countries and employ more than 100,000 people. Founded in 1876, Ericsson is headquartered in Stockholm, Sweden. In 2011 the company had revenues of SEK 226,9 billion (USD 35.0 billion). Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ, New York stock exchanges.

www.ericsson.com

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PRESS RELEASE April 23, 2012

FOR FURTHER INFORMATION, PLEASE CONTACT

ST-Ericsson – Media Relations

Phone: +41 22 929 2929

Email: media.relations@stericsson.com

ST-Ericsson – Investor Relations,

Fabrizio Rossini

Phone: +41 22 929 6973

Email: investor.relations@stericsson.com

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Telefon: +46 10 719 00 00

E-post: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 23 at 16.10pm CET.